Prospectus


                         1,241,151 Shares

                   ROBOTIC VISION SYSTEMS, INC.

                           Common Stock


                   ----------------------------


     This Prospectus relates to 1,241,151 shares of common stock, par value $0.01 per share (the "Common Stock"), of Robotic Visions Systems, Inc. (the "Company"), which shares are being offered for sale by the persons named herein under the caption "Selling Stockholders" (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Selling Stockholders."

     The Common Stock is quoted on The Nasdaq National Market (the "NASDAQ-NM") under the symbol "ROBV." On September 13, 1995, the last sale price of the Common Stock as reported by the NASDAQ-NM was $21.50 per share.


                   ----------------------------


 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
  OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A
                       CRIMINAL OFFENSE.


                   ----------------------------


     The Selling Stockholders, or their pledgees, donees, transferees or other successors, may sell the Common Stock in any of three ways: (i) through broker-dealers; (ii) through agents or
(iii) directly to one or more purchasers. The distribution of the Common Stock may be effected from time to time in one or more transactions (which may involve crosses or block transactions) (A) in the over-the-counter market, or (B) in transactions otherwise than in the over-the-counter market. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The Selling Stockholders may effect such transactions by selling the Common Stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or commissions from purchasers of the Common Stock for whom they may act as agent (which discounts, concessions or commissions will not exceed those customary in the types of transactions involved). The Selling Stockholders and any broker-dealers or agents that participate in the distribution of the Common Stock might be deemed to be underwriters, and any profit on the sale of the Common Stock by them and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the "Securities Act").

     The Company has agreed to bear all expenses (other than selling discounts, concessions and commissions) in connection with the registration and sale of the Common Stock being offered by the Selling Stockholders. The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.

     The Common Stock being offered hereby by the Selling Stockholders has not been registered for sale under the securities laws of any state or jurisdiction as of the date of this Prospectus. Brokers or dealers effecting transactions in the Common Stock should confirm the registration thereof under the securities law of the state in which such transactions occur, or the existence of any exemption from registration.


                   ----------------------------


          The date of this Prospectus is September 22, 1995

                        TABLE OF CONTENTS


The Company. . . . . . . . . . . . . . . . . . . . . . . . . . .1

Available Information. . . . . . . . . . . . . . . . . . . . . .2

Incorporation of Certain Documents by Reference. . . . . . . . .3

Selling Stockholders . . . . . . . . . . . . . . . . . . . . . .4

Legal Opinion. . . . . . . . . . . . . . . . . . . . . . . . . .5

Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . .5


                   ----------------------------


     No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained in this Prospectus or incorporated by reference to this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this Prospectus at any time does not imply that the information contained herein is correct as of any time subsequent to its date.

                            THE COMPANY


General

     Robotic Vision Systems, Inc. (the "Company") designs, manufactures, markets and installs machine vision-based products for productivity improvement and quality control applications in the manufacturing workplace. These products have as their primary component the Company's proprietary 3-dimensional machine vision technology. This technology uses sophisticated structured laser light and optical triangulation techniques to acquire precise 3-dimensional measurement information about the surface of a viewed object.

     The Company's LS Lead Scanning Systems offer automated high-speed 3-dimensional ("3-D") semiconductor package lead inspection with the added feature of non-contact scanning of the packages in their shipping trays("in-tray scanning"). The system uses a laser-based, non-contact, 3-D measurement technique to inspect and sort quad flat packs, thin quad flat packs, plastic leaded chip carriers, ball grid arrays and thin small outline packs from their carrying trays. The system measurements include coplanarity, total package height, true position spread and span, as well as lead angle, width, pitch and gap.

     The Company was incorporated in New York in 1976 and reincorporated in Delaware in 1977. Its executive offices are located at 425 Rabro Drive East, Hauppauge, New York 11788;
telephone (516) 273-9700.


Recent Developments


     The Company entered into a definitive merger agreement, dated as of April 27, 1995, as amended and restated as of July 11, 1995 (the "Merger Agreement"), with Acuity Imaging Inc., a publicly owned company located in Nashua, New Hampshire ("Acuity"), which provided that, subject to receipt of approvals from the stockholders of both the Company and Acuity, Acuity was to become a wholly owned subsidiary of the Company (the "Acuity Merger"). Acuity designs, develops, manufactures and supplies 2-D machine vision systems to a diversity of markets.


     The Merger Agreement provided that upon consummation of the

Merger, each then outstanding share of Acuity's common stock would be converted into the right to receive, and become exchangeable for (the "Exchange Ratio"), 0.766 of a share of the Company's Common Stock; provided, however, that if the average of the closing prices of the Company's Common Stock on the NASDAQ-NM for the 20 trading days ending on (and including) the third trading day immediately prior to the Company's September 19, 1995 stockholders' meeting (the "Average Closing Price") was greater than $14.50, then the Exchange Ratio would be equal to the quotient of $11.107 divided by the Average Closing Price (provided that in no event would the Exchange Ratio be less than 0.555375); and if the Average Closing Price was less than $10.00, then the Exchange Ratio would be equal to the quotient of $7.66 divided by the Average Closing Price (provided that in no event would the Exchange Ratio be more than 0.925626).

     The Merger Agreement also provided that (i) options to purchase shares of Acuity's common stock at various exercise prices would be converted at the Exchange Ratio into options to purchase shares of the Company's Common Stock and (ii) rights under Acuity's 1994 Employee Qualified Stock Purchase Plan to purchase shares of Acuity's common stock would be converted at the Exchange Ratio into rights to purchase shares of the Company's Common Stock.


     The Merger was approved by the stockholders of each of the Company and Acuity on September 19, 1995 and consummated on September 20, 1995. The Exchange Ratio, computed in the manner as set forth above, was 0.581138. Based upon the Exchange Ratio, the Company will issue 1,448,424 shares of its Common Stock to Acuity stockholders based upon 2,492,392 shares of Acuity Common Stock outstanding at the close of business on September 20, 1995.


                      AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance therewith, the Company files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional

Offices of the Commission at 7 World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60621. Copies of such material may be obtained from the Public Reference Section of the Commission at prescribed rates by writing to the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which can be obtained from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission.

            INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     Incorporated herein by reference are the following documents filed by the Company with the Commission (File No. 0-8623) under the Exchange Act:

     (a) The Company's Annual Report on Form 10-K/A for its fiscal year ended September 30, 1994 (the "Annual Report");

     (b) The Company's Quarterly Reports on Form 10-Q for its fiscal quarters ended December 31, 1994, March 31, 1995 and June 30, 1995;

     (c) The Company's definitive Proxy Statement dated August 9, 1995 relating to the Acuity Merger; and

     (d) The Company's Registration Statement on Form 8-A for a description of the Common Stock.


     All documents filed by the Company with the Commission pursuant to Sections 13, 14 and 15(d) of the Exchange Act subsequent hereto, but prior to the termination of this offering, shall be deemed to be incorporated herein by reference and to be a part hereof from their respective dates of filing.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been incorporated into this Prospectus by reference (other than the exhibits to such documents). Requests or such copies should be directed to Robert H. Walker, Secretary, Robotic Vision Systems, Inc., 425 Rabro Drive East, Hauppauge, New York 11788; telephone number: (516) 273-9700.

                       SELLING STOCKHOLDERS

     The following table sets forth certain information with respect to the Selling Stockholders. The Company will not receive any proceeds from the sale of the shares by the Selling
Stockholders.




                                       Number of  Beneficial
                      Beneficial       Shares of  Ownership     Percentage
                      Ownership of     Common     of Shares     of
                      Shares of        Stock      of Common     Common Stock
Name of Selling       Common Stock at  Offered    Stock After   Owned After
Stockholders          August 31, 1995  For Sale   the Offering  the Offering
-------------------   ---------------  ---------  ------------  ------------

Philip A. Fisher &
Dorothy W. Fisher,
Ttees. The Fisher
1992 Trust
dtd. 6/05/92            44,960             43,760      1,200           -

Donald E. Fisher,
UGMAKY for Camille
Fisher                     893                893          -           -

Donald E. Fisher,
UGMAKY for Alexandra
Fisher                     893                893          -           -

Caroline E. Fisher,
Trustee of the
Caroline E. Fisher
Rev. Trust dtd 7/8/92    4,940              4,740        200           *

Carol Nelson             5,000              5,000          -           -

Anne Heller Anderson     1,570              1,570          -           -

Katherine Heller         3,570              3,570          -           -

Leah F. McConnell
1992 Trust, Leah
F. McConnell,
William B. Nystrom
& John A. Mancasola,
Ttees U/A/D 4/15/92     51,200             50,000      1,200           *

Lee W. Salter as
Separate Property        2,500              2,500          -           -

Lee W. Salter &
Linder G. Salter
as Community Property    2,500              2,500          -           -

Katherine Merrill
Swim Family Living
Trust U/T/A dtd
3/31/75 Katherine
Merrill Swim, Ttee      20,696             19,496      1,200           *

Arnhold and S.
Bleichroeder, Inc.
for the Account of
Frances E. Nelson       30,000             30,000          -           -

Brown Brothers
Harriman Trust
Company of Texas
and Robert K. Straus,
Trustees of the
Robert K. Straus U/A
dtd 3/7/91              11,000             11,000          -           -

Arnhold and S.
Bleichroeder, Inc.
for the Account of
John Cutrer             25,000             25,000          -           -

Arnhold and S.
Bleichroeder, Inc.
for the Account of
Jamie B. Coulter        12,500             12,500          -           -

Arnhold and S.
Bleichroeder, Inc.
for the Account of
Frederick Hardy Bowen   11,000             11,000          -           -

Amadeus Offshore
Fund, Ltd.             236,500            236,500          -           -

Amadeus Fund, LP        38,500             38,500          -           -

H. G. Wellington
& Co., Inc.             50,000             50,000          -           -

Arnhold and S.
Bleichroeder, Inc.
for the Account of
George
  Weiss                100,000            100,000          -           -
The Diamond Family
Foundation              30,800             30,800          -           -

Patricia Capone         10,000             10,000          -           -

Harold Freund           11,000             11,000          -           -
Arnhold and S.
Bleichroeder, Inc.
for the Account of
Robert S. Birch          8,000              8,000          -           -

Thomas R. Morrison       1,100              1,100          -           -

SC Fundamental Value
Fund L.P.              206,000            206,000          -           -

SC Fundamental Value
BVI, Ltd.              127,333            127,333          -           -

Gary Fuhrman            26,345             26,345          -           -

CT&T Talon Fund         25,000             25,000          -           -

Kirr Marbach & Co.,
LLC                     32,600             10,000       22,600         *

Arnhold and S.
Bleichroeder, Inc.      44,225(1)          44,225(1)       -           -

Steven Gluckstein       21,750              6,750       15,000         *

Kristina McCormack       7,025(2)           7,025(2)       -           -

William Bourne          15,300(3)          15,300(3)       -           -

Larry Ryan
International            3,440              3,440          -           -

Core Communications      3,000              3,000          -           -

Boris Levit              5,000              5,000          -           -

Maxwell Morton           5,000              5,000          -           -

Stephen Schanwald        4,000              4,000          -           -

Morgan Evan & Company
Inc.(4)(5)             136,411             41,411     96,000           *
                                       ----------



----------------
*  Less than 1%.
(1)  Represents shares of Common Stock underlying outstanding warrants.
(2)  Includes 3,025 shares of Common Stock underlying outstanding warrants.
(3)  Includes 5,300 shares of Common Stock underlying outstanding warrants.
(4)  Includes (i) 131,411 shares underlying outstanding warrants and
     (ii) 5,000 shares underlying outstanding options.
(5)  Mark J. Lerner, a director of the Company, is the principal stockholder of this concern.




     The Selling Stockholders, or their pledgees, donees, transferees or other successors, may sell the Common Stock in any of three ways: (i) through broker-dealers; (ii) through agents or
(iii) directly to one or more purchasers. The distribution of the Common Stock may be effected from time to time in one or more transactions (which may involve crosses or block transactions) (A) in the over-the-counter market, or (B) in transactions otherwise than in the over-the-counter market. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The Selling Stockholders may effect such transactions by selling the Common Stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or commissions from purchasers of the Common Stock for whom they may act as agent (which discounts, concessions or commissions will not exceed those customary in the types of transactions involved). The Selling Stockholders and any broker-dealers or agents that participate in the distribution of the Common Stock might be deemed to be underwriters, and any profit on the sale of the Common Stock by them and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.


                          LEGAL OPINION

     The legality of the Common Stock offered hereby will be passed upon for the Company by Parker Duryee Rosoff & Haft A Professional Corporation, 529 Fifth Avenue, New York, New York 10017. Jay M. Haft, of counsel to such Firm and a director of the Company, beneficially owns 158,946 shares of Common Stock of the Company, as well as options and warrants to acquire an additional 357,600 shares of such Common Stock. Members of Parker Duryee Rosoff & Haft, other than Mr. Haft, beneficially own 148,625 shares of Common Stock of the Company and warrants to acquire an additional 72,667 shares of Common Stock of the Company.

                            EXPERTS

     The financial statements incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K/A for the year ended September 30, 1994 and from the Company's definitive Proxy Statement dated August 9, 1995 relating to the Acuity Merger have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.